Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-191772

Free Writing Prospectus dated November 4, 2013

Fantex, Inc.

On October 28, 2013, Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, participated in an interview with Yahoo! Sports Radio. The taped interview was broadcast via webcast on October 30, 2013 (the “Broadcast”). The full transcript of the Broadcast is reproduced in Annex A attached hereto. The Broadcast references an initial public offering (the “Offering”) of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-191772), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended and includes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication. Yahoo! Sports Radio is not affiliated with the Company. The Company made no payment and gave no consideration to Yahoo! Sports Radio in connection with the Broadcast or any other broadcasts by Yahoo! Sports Radio concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcast represented the reporter’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•      The Broadcast states, “pretty soon, you’ll be able to trade shares in athletes.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or the Second Amended and Restated Brand Agreement effective as of February 28, 2013, by and between Arian Foster, The Ugly Duck, LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

•      The Broadcast states, “[i]t’s a brainchild, that idea of Fantex Brokerage Services, developed an all-new marketplace that allows customers and consumers to buy and sell stock linked to future on- and off-field compensation of athletes.” Fantex Brokerage Services, LLC (“FBS”), is an affiliate of the Company and a registered alternative trading system. Potential investors can currently open and fund an account with FBS, but cannot place orders, or reservations, for the Offering of Fantex Series Arian Foster tracking stock.  Trading for Fantex Series Arian Foster has not yet begun. Please see the section of the Registration Statement entitled “Underwriting (Conflicts of Interest)” for a full description of the Offering process.

•      The Broadcast states, “[Arian Foster] reportedly receives $10 million upfront payment in exchange for 20 percent of his future football contract and endorsement income,” and “he gets $10 million upfront and it’s exchanged for 20 percent of on- and off-field revenues over time.” The payment of $10 million to Arian Foster is contingent upon the consummation of this Offering. $10 million of the net proceeds of the Offering will be used to pay this purchase price for the 20% interest in Arian Foster’s brand income, as defined under the Brand Contract.

•      The Broadcast states that, “[i]n theory, shares of Foster will rise and fall based on both his on-field performance and off-field actions.” The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement. There is no guarantee that the tracking stock will change in value based on Mr. Foster’s on-field performance or off-field actions.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the commencement or completion of the Offering, future ABI under its brand contract with Arian Foster, the Company’s ability to build a portfolio of brands, the ability to contribute to Arian Foster’s efforts to build brand value, the intended use of the net proceeds from the Offering, financial condition, prospects, growth and strategies, plans, achievements, market opportunities and the trends that may affect the Company or Arian Foster.  The Company generally identifies forward-looking statements by words such as “anticipate,” “estimate,” “expect,” “intend,” “believe,” “may,” “will,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties, which include without limitation, those discussed under the section entitled “Risk Factors” in the Registration Statement. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of Yahoo! Sports Radio interview broadcast on October 30, 2013

MEDIA:	Webcast
STATION:	Yahoo! Sports Radio
MARKET:	National
SHOW:	The Rick Horrow Show
SUBJECT:	Buck French, CEO of Fantex

Rick Horrow, Host:

How about some entrepreneurial scheme process to allow fans and others to invest—you know, you already trade stocks and bonds, and pretty soon, you’ll be able to trade shares in athletes. It’s a brainchild, that idea of Fantex Brokerage Services, developed an all-new marketplace that allows customers and consumers to buy and sell stock linked to future on- and off-field compensation of athletes. And as we know, the first athlete to sign up for the service, Houston Texans’ running back Arian Foster, and reportedly receives a $10 million upfront payment in exchange for 20 percent of his future football contract and endorsement income. In theory, shares of Foster will rise and fall based on both his on-field performance and off-field actions. Clearly, revolutionary, and some think unique to a fault, some think unique where it may change the system. But the guy who can tell us like it is the CEO of Fantex, Buck French.

How’s that for an intro, Buck? How are you doing?

Buck French, Chief Executive Officer, Fantex Holdings, Inc.:

That’s pretty good, Rick, Thanks for having me.

Horrow:

Absolutely. Elevator speech on Fantex; how’d you create the idea and where’s it going?

French:

So, my fellow co-founder Dave Beirne actually came up with the initial idea, and it was really the concept of signing a contract with a professional athlete that encapsulated the essence of their brand and their future brand income associated with what they could create, i.e., as you said, playing contract, endorsement fees, and aligning everyone’s interests by owning a percentage of that future income stream, and in exchange, paying them a set amount—in the case of Arian Foster, $10 million for 20 percent of his future brand income stream. And in order to fund that acquisition of that income stream, we are selling shares to the public via our affiliated broker/dealer at Fantex.com where people can register an account and fund it, and when we open for reservations, if they’re interested, put in a reservation.

Horrow:

Work through the details of the report, which, I guess, is a sanctioned report—we’ve seen it all over the place—of Arian Foster. So, he gets $10 million upfront and it’s exchanged for 20 percent of on- and off-field revenues over time. How does that specifically work?

French:

Correct. So, defined in the contract we signed with Arian is basically what makes up his brand income stream. So this is all based on cash flow being generated. So, his NFL playing contract, both current and future, his current endorsement deals, as well as future. And this isn’t just for his playing career, this is also his post-career. So, we believe Arian has unique attributes that will allow him to have a post-career beyond just his playing days. And so, that’s also things like broadcasting or being a talk-show host; that’s also captured in that brand income stream. And what we do is we do straightforward discounted cash flow analysis no other way than you would value any asset. We forecast out what we think the cash flows will be and then we discount them back into present terms based on the risk associated with those cash flows being realized.

Horrow:

What about the risk associated with the subjective analysis of his marketability? So, we have annually in conjunction with Bloomberg and CSE out of Atlanta, we do the Bloomberg/Horrow Sports Ventures Annual Power 100 on and off the field for all sports, and Arian, this last year, rated 41 with us. He was not ranked four years ago, then he goes to 22, then he goes to 23; two years, 41. So, he’s obviously in the middle of the high pack, but he’s in the top-10 of NFL players. The quarterbacks, clearly, those guys, you know, the big guys—the Drew Breeses, and [Tom] Bradys, and Aaron Rodgers, and Peyton Mannings in the top-10, but then you’ve got a couple other running backs. So, in the top 100, we’ve got nine in the first tier and then another six, so 15 NFL guys. Does this mean that this works only for the top-15 guys? Does it work for everybody, it’s just discounted because there’s some subjective analysis of it? How does that process work?

French:

Sure. So, it depends on the individual and the brand attributes that exists within that individual. So when we look at Arian Foster, for example, he’s a very multidimensional individual both on and off the field, and we see that as something that we can build upon. What’s unique from a brand-building perspective that Fantex, Inc. takes with each athlete brand we work with is, we don’t look at it as reinforcing the athlete brand. That’s naturally going to happen through playing, or doing whatever sport, whoever we end up working with, that will naturally happen. Matter of fact, the whole sports marketing industry is geared towards generating and making athlete brands, as you discussed on your list. What we see, though, is, instead of branding, why is it that people can breakout and have a brand post-career that is bigger than them just being an athlete? And our whole premise is it’s because they actually had the inherent knowledge in how to do it themselves, whereas we want to work with the athlete brands and actually help them be branded bigger than just being an athlete. Because if you’re just an athlete brand, when you’re no longer an athlete, your brand diminishes or dies. And so, it’s actually bringing out those attributes like Arian exhibits that then shows that it’s more than just a football player. This individual has interests beyond the field, and that ultimately will lineup with some type of demographic that we think will generate brand income for Arian in the future.

Horrow:

Buck French, CEO, Fantex, couple minutes left, we could go on for hours. Is the agent cut out of this deal, and this part of the advantage of this because the agent fees are factored into the whole equity of this, or is the agent important as far as counseling the athlete on how to make this deal?

French:

Sure. The agent absolutely has a seat at the table, and depending on the athlete, obviously has different influence on their decision-making process. I mean, ultimately, the agents that work with Arian have seen this as an advantage because the greater awareness we create around the Arian Foster brand, the easier it is for them to activate the brand and obviously drive endorsement income. So, I would say that the teams that we’ve talked to in the industry have actually been very supportive in general because they see this as a way in which, look, we’re not trying to directly compete and take commissions or anything else like that; our goal is to increase his brand income over the long-term. So that’s not just for his playing career, we take a view towards his post-career as well, and creating that level of awareness means it’ll be that much easier for the agent to help activate the brand, i.e., sign endorsement deals, do things with the brand since we’re helping them and we’re not charging for it, per sé, because we have an ownership interest in the income stream.

Horrow:

Buck French, CEO of Fantex. A minute left; this is either the most revolutionary entrepreneurial device that anybody’s every come up with in the history of athlete/team relationships, or it’s one of those magnificent ideas that falls because you don’t have enough athletes to do it. What’s your biggest challenge and how are you going to overcome it?

French:

You know, I think our biggest challenge is making people aware of what we’re doing and how the security works and that this is real. And we want people to understand the risks and opportunities and make their own decision, but I think just generating the awareness of, this isn’t a security that’s offered through E*TRADE or Fidelity or one of the normal broker/dealers you go to. Our affiliate broker/dealer, Fantex.com, which is a registered broker/dealer, and you go there and you actually create an account and you fund an account and if there’s liquidity in the marketplace, you’ll be able to trade shares once the offering is successfully completed, if and when it’s completed. So, I think that’s probably our biggest challenge.

Horrow:

Is it on the market now?

French:

No. We’ll open up for—you can go and actually register for an account, fund an account, but the reservations open up in about two weeks.

Horrow:

Two weeks, we’re going to see if this idea works. It’s certainly very interesting from an entrepreneurial perspective. Buck French, CEO of Fantex, thanks for being here.

French:

Great. Thanks for having me, Rick. Appreciate it.

Horrow:

We’ll follow this story on and on and on. It has the potential to shake a lot of stuff up.

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